Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

February 10, 2012

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 18, 2011
File No. 001-33796

Dear Ms. LaMothe:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below is our response to Comment No. 1 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated February 8, 2012 with respect to the Company’s Form 10-Q for the quarterly period ended September 30, 2011.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6

Immaterial Restatements, page 6

1.
You state that certain of your MBS were excluded from the scope of ASC 325-40 based on paragraph (e) of ASC 325-40-15-3 since they were MBS which were guaranteed by U.S. government agencies and non interest-only MBS that had an AA rating or higher at the time of acquisition. Please also address item (2) under (e) of ASC 325-40-15-3; clarify whether the MBS you determined to be of high credit quality also could not be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of the recorded investment.

Response

ASC 325-40 excluded from its Scope beneficial interests in securitized financial assets that are of high credit quality and cannot be prepaid in such a way that the holder would not recover substantially all of its investment.  Typically securities that would meet this definition are high credit quality MBS which were acquired at a high premium since if such securities are prepaid, the holder would not recover the premium associated with the MBS.   The Company to date has not purchased high credit quality assets at a high premium.  Rather, the Company’s Agency MBS portfolio was purchased at a modest premium to par and the Company expects to recover substantially all of its investment in the Agency MBS.  Additionally, the Company owns several non-Agency MBS of high credit quality which were purchased near par and the Company expects to recover substantially all of its investment in those beneficial interests.  As such, the Company determined that these securities are excluded from the scope of ASC 325-40.

*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated February 8, 2012 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:	R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company